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                                                               Page 1 of 5 Pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                              HMT Technology Corporation
                        --------------------------------------
                                   (Name of Issuer)

                            Common Stock, $.001 par value
                        --------------------------------------
                            (Title of Class of Securities)

                                      0004039171
                        --------------------------------------
                                    (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Cusip No. 0004039171                                           Page 2 of 5 Pages

                                         13G


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hitachi, Ltd.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan
--------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
NUMBER OF
SHARES              1,943,755
BENEFICIALLY        ------------------------------------------------------------
OWNED BY            6  SHARED VOTING POWER
EACH
REPORTING           0
PERSON              ------------------------------------------------------------
WITH                7  SOLE DISPOSITIVE POWER

                    1,943,755
                    ------------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,943,755
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                                               /  /

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.5%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     C0
--------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT!


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Cusip No. 0004039171                                           Page 3 of 5 Pages
                                         13G

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hitachi Metals, Ltd.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Japan

                    5  SOLE VOTING POWER
NUMBER OF
SHARES              1,943,755
BENEFICIALLY
OWNED BY            6  SHARED VOTING POWER
EACH
REPORTING           0
PERSON
WITH                7  SOLE DISPOSITIVE POWER

                    1,943,755

                    8  SHARED DISPOSITIVE POWER

                    0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,943,755

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  /  /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     4.5%


12   TYPE OF REPORTING PERSON*
     C0

                         *SEE INSTRUCTION BEFORE FILLING OUT!


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Cusip No. 0004039171                                           Page 4 of 5 Pages


     This is an Amendment No.3 to the Schedule 13G originally filed on June 10, 1997 (the "Schedule 13G") on behalf of Hitachi, Ltd. and Hitachi Metals, Ltd. Unless specifically amended and/or restated herein, the disclosure set forth in the Schedule 13G shall remain unchanged.


Item 4.   Ownership.

          (a)  Amount Beneficially Owned:

               Hitachi, Ltd.--1,943,755 shares*
               Hitachi Metals, Ltd.--1,943,755 shares*

          (b) Percent of Class: 4.5%* (based on 43,030,928 shares outstanding on January 26, 1998 as reported in HMT Technology Corporation's Form 10-Q for the quarterly period ended December 31, 1997)

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     Hitachi, Ltd.--1,943,755 shares*
                     Hitachi Metals, Ltd.--1,943,755 shares*

               (ii)  shared power to vote or to direct the vote:

                     Hitachi, Ltd.--0 shares*
                     Hitachi Metals, Ltd.--0 shares*

               (iii) sole power to dispose or to direct the disposition of:

                     Hitachi, Ltd.--1,943,755 shares*
                     Hitachi Metals, Ltd.--1,943,755 shares*

               (iv)  shared power to dispose or to direct the disposition of:
                     0 shares*

__________
* Hitachi Metals, Ltd. beneficially owns the 2,998,255 shares of the common stock of HMT Technology Corporation reported hereon as a result of its record ownership of such shares. Hitachi Ltd. beneficially owns such 2,998,255 shares as a result of its ownership of approximately 53.8% of the outstanding voting securities of Hitachi Metals, Ltd.



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Cusip No. 0004039171                                           Page 5 of 5 Pages


Item 5.   Ownership of Five Percent or Less of a Class.

          This statement is being filed to report the fact that as of the date hereof, the reporting persons named herein cease to be the beneficial owners of more than five percent of the common stock of HMT Technology Corporation.



                                      SIGNATURE

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: March 13, 1998




                                   HITACHI, LTD.



                                   By:  /s/ Shuji Nakanishi
                                        ----------------------------------
                                        Name:  Shuji Nakanishi
                                        Title: General Manager
                                               Affiliated Companies Office



                                   HITACHI METALS, LTD.



                                   By:  /s/ Atsumu Yamaguchi
                                        ----------------------------------
                                        Name:   Atsumu Yamaguchi
                                        Title:  Board Director